UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.1)

Under the Securities Exchange Act of 1934

Pernod Ricard S.A.
(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

F72027109
(CUSIP Number)

Mr. François-Xavier Diaz

Société Paul Ricard
Ile des Embiez
83140 Six Fours les Plages
+33 4 94 10 65 26
France

Hidefumi Iwasa
Kirin Brewery Company Limited
10-1, Shinkawa 2-Chome

Chuo-ku, Tokyo 104-8288
+81 3 55 40 3621
Japan

Mr. Raphael Gonzalez-Gallarza
Capitán Haya, 35-8 ° E
28020 Madrid
Spain

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Société Paul Ricard
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	France
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	0
		(8) Shared Voting Power	12,783,386*
		(9) Sole Dispositive Power	8,787,907*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,783,386
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	13.6%**
(14)	Type of Reporting Person	CO

*This amount includes 291,000 Shares owned by Société Paul Ricard’s wholly-owned subsidiary SNC Le Garlaban.
**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mrs. Danièle Ricard
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	French
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	75,205
		(8) Shared Voting Power	12,783,386
		(9) Sole Dispositive Power	75,205
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,858,591
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	13.7%**
(14)	Type of Reporting Person	IN

**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mr. François-Xavier Diaz
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	French
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	360
		(8) Shared Voting Power	12,783,386
		(9) Sole Dispositive Power	360
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,783,746
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	13.6%*
(14)	Type of Reporting Person	IN

*Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mr. Raphael Gonzalez-Gallarza
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship	Spain
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	567,335
		(8) Shared Voting Power	0
		(9) Sole Dispositive Power	567,335
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	567,335
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	0.6%*
(14)	Type of Reporting Person	IN

*Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Kirin Brewery Company Limited Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Place of Organization	Japan
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	3,428,144*
		(8) Shared Voting Power	0
		(9) Sole Dispositive Power	3,428,144*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,428,144
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	3.65%*
(14)	Type of Reporting Person	CO

*Kirin Brewery Company Limited’s wholly-owned subsidiary, Kirin International Finance BV, a company incorporated under the laws of The Netherlands, directly owns 3,428,144 Shares. Kirin Brewery Company Limited (“Kirin”) does not otherwise own any Shares.

**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Kirin International Finance BV Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Place of Organization	The Netherlands
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	3,428,144*
		(8) Shared Voting Power	0
		(9) Sole Dispositive Power	3,428,144*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,428,144
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	3.65%*
(14)	Type of Reporting Person	CO

* Kirin International Finance, Kirin’s wholly-owned subsidiary, directly owns 3,428,144 Shares. Kirin does not otherwise own any Shares.

**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D FILED BY SOCIETE PAUL RICARD.

This Amendment No. 1 amends and supplements the Schedule 13D, dated April 7, 2006, filed by Société Paul Ricard, Mrs. Danièle Ricard, Mr. François-Xavier Diaz, Mr. Raphael Gonzalez-Gallarza and Kirin Brewery Company Limited (each a “Reporting Person”) with respect to the ordinary shares of Pernod Ricard S.A. by adding Kirin International Finance BV as a reporting person.

ITEM 1.

Security and Issuer

(a)

Name of Issuer

Pernod Ricard S.A. (the “Issuer”)

(b)

Address of Issuer’s Principal Executive Offices

12, place des Etats-Unis
Paris Cedex 16
France

(c)

Title of Class of Securities

This report relates to the ordinary shares (the “Shares”) of the Issuer.

ITEM 2.

Identity and Background

(a), (b), (c) and (f):

Reporting Person
Name:	Société Paul Ricard
Principal business:	Real estate management. Société Paul Ricard, represented by Béatrice Baudinet, chair of the supervisory board of Société Paul Ricard, is a member of the Issuer’s board of directors.
Address of principal office and business:	Ile des Embiez, 83140 Six Fours les Plages
Place of organization:	France
Reporting Person
Name:	Mrs. Danièle Ricard
Principal occupation:	Mrs. Ricard is the chair of the management board of Société Paul Ricard and a member of the Issuer’s board of directors.
Principal office:	Ile des Embiez, 83140 Six Fours les Plages
Citizenship:	France
Reporting Person
Name:	Mr. François-Xavier Diaz
Principal occupation:	Mr. Diaz is the managing director of Société Paul Ricard and a member of its management board.
Principal office:	Ile des Embiez, 83140 Six Fours les Plages
Citizenship:	France
Reporting Person
Name:	Mr. Raphael Gonzalez-Gallarza
Principal occupation:	Retired. Mr. Gonzalez-Gallarza is a member of the Issuer’s board of directors.
Principal address:	Capitán Haya, 35-8 ° E, 28020 Madrid, Spain
Citizenship:	Spain
Reporting Person
Name:	Kirin Brewery Company Limited
Principal business:	Manufacturer and distributor of alcoholic beverages.
Address of principal office and business:	10-1, Shinkawa 2-Chome, Chuo-ku, Tokyo 104-8288, Japan
Place of organization:	Japan
Reporting Person
Name:	Kirin International Finance BV
Principal business:	Company holding shares of Pernod Ricard.
Address of principal office and business:	Strawinskylaan 3105, 7th floor, 1077ZX, Amsterdam, The Netherlands
Place of organization:	The Netherlands

This Schedule 13D is being jointly filed by Société Paul Ricard (“SAPR”), Mrs. Ricard, Mr. Diaz, Kirin Brewery Company Limited (“Kirin”) and Mr. Gonzalez-Gallarza (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. The Reporting Persons do not admit that they constitute a group.

SAPR, Mrs. Ricard and Mr. Diaz initially filed a statement of beneficial ownership on Schedule 13G on February 14, 2006 (the “Original Filing”) with respect to Shares acquired prior to the time the Shares were registered under Section 12(b) of the Securities Act of 1933 on July 26, 2005.

Except as expressly otherwise sets forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Shares owned by each other Reporting Person or any other person.

Schedule A (attached hereto and incorporated by reference) set forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and officers of Kirin and the directors of Kirin International Finance.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the persons listed on Schedule A (attached hereto and incorporated by reference) has, to the best of either of Kirin or Kirin International Finance’s knowledge, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the last five years, none of the persons listed on Schedule A (attached hereto and incorporated by reference) was, to the best of either of Kirin or Kirin International Finance’s knowledge, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

Source and Amount of Funds or Other Consideration.

SAPR

The Issuer was founded in 1975 upon the merger of the French companies Pernod and Ricard. Mr. Paul Ricard, the founder of the Ricard company, received Shares in exchange for his shares of the Ricard company upon the merger of Pernod and Ricard. Such Shares were held by SAPR and two of its wholly-owned subsidiaries, SA Barbossi and SA Embiez. In 1982, SA Barbossi and SA Embiez were merged into SAPR, at which time SAPR acquired the 355,896 Shares such subsidiaries owned. SAPR has since acquired additional Shares through open market transactions using its existing assets and through the free attribution of Shares by Pernod Ricard in accordance with resolutions approved by the Issuer’s shareholders. In addition, SNC Le Garlaban, a wholly-owned subsidiary of SAPR, acquired 291,000 Shares on August 30, 2005 on the open market using €40 million of funds transferred to it by SAPR, which funds were drawn from a loan extended by a banking institution.

Mrs. Danièle Ricard

Mrs. Ricard acquired her Shares in exchange for shares of the Ricard company upon the Merger of the Pernod and Ricard companies in 1975 and through the free attribution of Shares by the Issuer in accordance with resolutions approved by the Issuer’s shareholders.

Mr. François-Xavier Diaz

Mr. Diaz acquired his Shares in open market transactions using his personal funds.

Mr. Gonzalez-Gallarza

Mr. Gonzalez-Gallarza acquired 567,285 Shares in exchange for shares of Société Immobilière et Financière pour l’Alimentation (“SIFA”) upon the merger of SIFA with and into the Issuer on January 16, 2006. Prior to that time, Mr. Gonzalez-Gallarza owned 50 Shares, which were purchased on the open market using personal funds.

Kirin

Kirin’s wholly-owned subsidiary, Kirin International Finance, acquired its Shares in exchange for shares of SIFA upon the merger of SIFA with and into the Issuer on January 16, 2006. At the time of the merger, Kirin owned approximately 45.7% of SIFA’s share capital.

ITEM 4.

Purpose of Transaction.

SAPR

As the holding company of the Ricard family’s Shares, SAPR plays an active role as a shareholder of the Issuer. SAPR entered into the letter agreement and the shareholders’ agreement described below for the purposes of strengthening its role as a shareholder of the Issuer. However, SAPR does not intend to acquire control of the Issuer.

Letter Agreement

By letter dated February 8, 2006 to SAPR (the “Letter Agreement”), Mr. Raphael Gonzalez-Gallarza undertook to consult with SAPR prior to each general meeting of the shareholders of the Issuer regarding voting their respective Shares at such meetings. Pursuant to the Letter Agreement, should Mr. Gonzalez-Gallarza and SAPR disagree on the manner their respective Shares will be voted, Mr. Gonzalez-Gallarza will vote in favor of the resolutions proposed or recommended by the Company’s board of directors and vote against any resolution rejected by the Company’s board of directors. An English language summary of the Letter Agreement is attached hereto as Exhibit 2.

In addition, Mr. Gonzalez-Gallarza granted SAPR (or a third-party designated by SAPR) preemptive rights to acquire Shares that he owns or comes to own in the event that he decides to sell his Shares, including in connection with a tender offer or similar offer for shares of the Issuer. Notwithstanding the above, Mr. Gonzalez-Gallarza may freely transfer his Shares to his spouse, his direct family members or to a company wholly-owned by him, provided that the beneficiary of the Shares agrees to extend the preemptive rights contained in the Letter Agreement to SAPR.

As a result of the Letter Agreement, SAPR, Mrs. Ricard, Mr. Diaz and Mr. Gonzalez-Gallarza may be deemed to be a group pursuant to Rule 13d-5(b)(1) under the Exchange Act. None of the Reporting Persons admit that they constitute a group.

Shareholders’ Agreement

On March 22, 2006, SAPR entered into a shareholders’ agreement with Kirin and Kirin International Finance BV (the “Shareholders’ Agreement”), which establishes a consultative procedure between the parties with respect to voting their respective Shares at meetings of the shareholders of the Issuer. In addition, Kirin granted SAPR a preemptive right to acquire the Shares that it owns in the event Kirin decides to dispose of its Shares. A copy of the Shareholders’ Agreement is attached hereto as Exhibit 3.

Pursuant to the Shareholders’ Agreement, SAPR and Kirin will consult one another prior to meetings of the shareholders of the Issuer with respect to the manner they will vote their respective Shares at such meetings. Should SAPR and Kirin disagree on the manner they will vote their respective Shares, the matter(s) in dispute shall be escalated to the  president of the management board of SAPR and the General Manager of the Marketing Department of Kirin, which will attempt to reach a resolution on the manner SAPR’s and Kirin’s respective Shares will be voted. Failing agreement by the parties through the consultative procedure summarized above, Kirin agrees to vote its shares in favor of resolutions proposed or recommended by the Issuer’s board of directors and against resolutions rejected by the Issuer’s board of directors, in each case when such resolutions concern (i) the appointment and remuneration of members of the Issuer’s board of directors, (ii) the issuance of equity or equity-related securities, with or without preferential subscription rights, (iii) the granting of a green shoe in the case of the issuance of equity or equity-related securities, (iv) capital increases effected for the purpose of payment for acquisitions (limited to 10% of the share capital of the Issuer), (v) the issuance of equity or equity-related securities for the purpose of payment in exchange offers, (vi) the attribution of securities of the Issuer to its shareholders, (vii) mergers, spin-offs and asset contributions, (viii) the issuance of equity and equity-related securities to a specified person or group of persons, (ix) share buy-back programs not relating to ordinary share buy-back programs, (x) distributions, other than yearly dividends, (xi) voting on or authorizing specific measures to be taken in the event the Issuer is subject to a take-over bid and (xii) modification of the Issuer’s bylaws not covered in the transactions listed above.

Notwithstanding this undertaking, at the end of the consultation process described above and failing agreement with SAPR, Kirin will be free to vote its Shares as it deems necessary with regards to any resolutions relating to (a) the approval of the financial statements of the Issuer, (b) the distribution of yearly dividends, (c) related party transactions, (d) the appointment of the Issuer’s statutory auditors, (e) share buy-back programs, (f) the cancellation of treasury shares, (g) the issuance by the Issuer of debt securities that give a right to other debt securities, (h) capital increases through the capitalization of income or reserves, (i) attribution of shares of the Issuer to its employees, (j) capital increases reserved to employee savings plans relating to the Issuer and (k) modifications of the Issuer’s bylaws on which Kirin is not required to vote in the manner determined by the Issuer’s board of directors.  In addition, Kirin is free to vote as it deems necessary with respect to resolutions relating to the acquisition of a company or group of companies active in the wine, spirit and/or beer business whose parent is a company incorporated in Japan or in which Kirin owns a “Strategic Stake.” For the purposes of the Shareholders’ Agreement, a Strategic Stake is a percentage interest greater than 20% of the shares and voting rights of a given company, to the extent such interest allows its holder to nominate at least one director to such company’s board of directors (or one member to a similar governing committee) and (ii) the holder of such interest has a commercial relationship with such company.

The Shareholders’ Agreement reiterates for the benefit of SAPR an undertaking made by Kirin to the Issuer by letter dated March 22, 2006 to abstain from transferring its Shares or other securities of the Issuer (subject to limited exceptions) for the duration of a distribution agreement entered into by Kirin and the Issuer (the “Standstill Letter”). The distribution agreement will terminate on December 31, 2009 and may be extended until December 31, 2011, depending on Kirin’s performance under the distribution agreement (the “standstill period”). The Standstill Letter is further described in Item 6 of this Schedule 13D. Pursuant to the Shareholders’ Agreement, SAPR (or a third-party designated by SAPR) has preemptive rights to acquire any Shares transferred by Kirin upon the expiration of the standstill period. The purchase price for such transfers will be the arithmetic average of the average trading price of the Shares over the 30 days preceding the date Kirin provides notice to SAPR that it intends to transfer its Shares and the average trading price of the Shares over the 30 days preceding the date of the effective transfer of the Shares to SAPR by Kirin.

As a result of the Shareholders’ Agreement, SAPR, Mrs. Ricard, Mr. Diaz and Kirin may be deemed to be a group pursuant to Rule 13d-5(b) under the Exchange Act. None of the Reporting Persons admit that they constitute a group.

Mrs. Ricard and Mr. Diaz

Each of Mrs. Ricard and Mr. Diaz acquired their respective Shares for investment purposes. Each of Mrs. Ricard and Mr. Diaz will continuously evaluate their ownership and the Issuer’s business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements and investment considerations, each of Mrs. Ricard and Mr. Diaz may from time to time acquire or dispose of the Issuer’s securities in open market or privately negotiated transactions.

Except as described herein, neither Mrs. Ricard nor Mr. Diaz have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

Mr. Gonzalez-Gallarza

Mr. Gonzalez-Gallarza acquired his Shares in connection of the merger of SIFA with and into the Issuer. Except for the Letter Agreement described above, Mr. Gonzalez-Gallarza does not have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

Kirin

Kirin acquired its Shares in connection with the merger of SIFA with and into the Issuer. Except for the Shareholders’ Agreement described above and the Standstill Letter described in Item 6 of this Schedule 13D, Kirin does not have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.

Interest in Securities of the Issuer.

(a) and (b):

SAPR

SAPR is the beneficial owner of 8,787,907 Shares, including 291,000 Shares owned directly by its wholly-owned subsidiary SNC Le Garlaban, representing 9.36% of the Shares outstanding.

SAPR has sole dispositive power over the Shares it and its subsidiary own. SAPR may be deemed to have shared voting power over such Shares with Mrs. Ricard and Mr. Diaz. As a result of the Letter Agreement and the Shareholders’ Agreement, SAPR may be deemed to have shared voting power with respect to the 567,335 and 3,428,144 Shares owned directly by Mr. Gonzalez-Gallarza and Kirin, respectively. SAPR does not admit any voting power over such Shares.

SAPR disclaims beneficial ownership of the Shares beneficially owned by each of Mrs. Ricard, Mr. Diaz, Mr. Gonzalez Gallarza and Kirin and this report shall not be an admission that SAPR is the beneficial owner of such securities.

Mrs. Ricard

Mrs. Ricard is the beneficial owner of 75,205 Shares, representing 0.08% of the Shares outstanding.

Mrs. Ricard is the chair of SAPR’s management board and, as such, may be deemed to have the power to vote or direct the vote of Shares owned or deemed beneficially owned by SAPR.

Mrs. Ricard has sole dispositive and voting power over the 75,205 Shares that she owns directly.

Mrs. Ricard disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mr. Diaz, Mr. Gonzalez-Gallarza and Kirin and this report shall not be an admission that she is the beneficial owner of such securities.

Mr. Diaz

Mr. Diaz is the beneficial owner of 360 Shares, representing 0.0% of the Shares outstanding.

Mr. Diaz is the managing director of SAPR and, as such, may be deemed to have the power to vote or direct the vote of Shares owned or deemed beneficially owned by SAPR.

Mr. Diaz has sole dispositive and voting power over the 360 Shares he owns directly.

Mr. Diaz disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard, Mr. Gonzalez-Gallarza and Kirin and this report shall not be an admission that he is the beneficial owner of such securities.

Mr. Gonzalez-Gallarza

Mr. Gonzalez-Gallarza is the beneficial owner of 567,335 Shares, representing 0.60% of the outstanding Shares.

Mr. Gonzalez-Gallarza has sole dispositive power over the Shares he owns directly. For the purposes of this filing, as a result of the Letter Agreement, Mr. Gallarza may be deemed to share voting power with respect to his Shares with SAPR. Mr. Gonzalez-Gallarza does not admit any such shared voting power.

Mr. Gonzalez disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard and Mr. Diaz and this report shall not be an admission that he is the beneficial owner of such securities. As Mr. Gonzalez-Gallarza has no relationship with Kirin, Mr. Gonzalez-Gallarza disclaims beneficial ownership over the Shares of Kirin referenced in this Schedule 13D.

Kirin

Kirin is the beneficial owner of 3,428,144 Shares, representing 3.65% of the Shares outstanding. Kirin’s wholly-owned subsidiary, Kirin International Finance BV, directly owns 3,428,144 Shares. Kirin Brewery Company Limited does not otherwise own any Shares.

Kirin has sole dispositive power over the Shares its subsidiary directly owns. For the purposes of this filing, as a result of the Shareholders’ Agreement, Kirin may be deemed to share voting power with respect to its shares with SAPR. Kirin does not admit any such shared voting power.

Kirin disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard and Mr. Diaz and this report shall not be an admission that Kirin is the beneficial owner of such securities. As Kirin has no relationship with Mr. Gonzalez-Gallarza, Kirin disclaims beneficial ownership over the Shares of Mr. Gonzalez-Gallarza referenced in this Schedule 13D.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Letter Agreement and the Shareholders’ Agreement contained in Item 4 of this Schedule 13D are incorporated herein by reference.

Pursuant to the Standstill Letter referenced in Item 4 of this Schedule 13D, Kirin agreed, for the benefit of the Issuer, not to transfer any of its Shares during the term of a distribution agreement previously entered into by Kirin and the Issuer. Pursuant to such distribution agreement, Kirin is the distributor of certain of the Issuer’s brands in Japan. The distribution agreement expires on December 31, 2009, and may thereafter be renewed for a period ending December 31, 2011, depending on Kirin’s performance under the distribution agreement.

Pursuant to the Standstill Letter, Kirin may not transfer any of its Shares during the term of the distribution agreement. However, in the event the merger of SIFA with and into the Issuer is treated in Japan as a sale by Kirin of its SIFA shares, Kirin will be able to sell a portion of its Shares in order to cover (i) tax liabilities that it may incur as a result of the merger of SIFA with and into the Issuer or (ii) the accounting impact of such treatment. However, to the extent that no negative accounting impact in Japan would result, the proceeds from the sale by Kirin of its Shares to cover the accounting impact mentioned in (ii) above, if any, will be used by Kirin to purchase new Shares.

Other than the agreements described in Item 4 and Item 6 of this Schedule 13D, the Reporting Persons are not party to any contract, arrangement, undertaking or relationship with respect to the securities of the Issuer.

On May 23, 2005, SAPR entered into a €40 million credit facility with a banking institution. SAPR borrowed €40 million under this credit facility to provide funds to SNC Le Garlaban to purchase Shares on the open market. The credit facility requires each of SAPR and SNC Le Garlaban to maintain a pledged account with the lender into which they must deposit Shares in amounts sufficient to ensure that the value of the Shares deposited to such accounts is at least equal to the outstanding amounts.

ITEM 7.

Materials to Be Filed as Exhibits.

Exhibit 1.

Joint Filing Agreement, dated as of April 1, 2006 among the reporting persons.

Exhibit 2.

English language summary of Letter Agreement, dated as of February 8, 2006, between Mr. Gonzalez-Gallarza and SAPR. (Incorporated herein by reference to exhibit 2 of the Schedule 13D filed by Société Paul Ricard on April 7, 2006).

Exhibit 3.

Shareholders’ Agreement, dated as of March 22, 2006, among Kirin, Kirin International Finance BV and SAPR. (Incorporated herein by reference to exhibit 3 of the Schedule 13D filed by Société Paul Ricard on April 7, 2006).

Exhibit 4.

Standstill Letter, dated as of March 22, 2006 by Kirin for the benefit of Pernod Ricard. (Incorporated herein by reference to exhibit 4 of the Schedule 13D filed by Société Paul Ricard on April 7, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2006

SOCIETE PAUL RICARD

By: /S/ Danièle RICARD
Title: Chair of the management board

MRS. DANIELE RICARD, individually

By: /S/ Danièle RICARD

MR. FRANCOIS-XAVIER DIAZ, individually

By: /S/ François-Xavier DIAZ

KIRIN BREWERY COMPANY LIMITED

By: /S/ Hidefumi IWASA
Title: General Manager, Marketing Department

KIRIN INTERNATIONAL FINANCE BV

By: /S/ Mamoru Yokomatsu
Title: Director B

MR. RAPHAEL GONZALEZ-GALLARZA, individually

By: /S/ Raphael GONZALEZ-GALLARZA

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF KIRIN

AND KIRIN INTERNATIONAL FINANCE

Kirin.  The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Kirin are set forth below.  Each Kirin officer is also a director.  If no business address is given, the director’s business address is 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, 104-8288, Japan. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Kirin.  Unless otherwise indicated below, all of the persons listed below are citizens of Japan.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Mr. Koichiro Aramaki	Chairman & CEO
Mr. Kazuyasu Kato	President & COO
Mr. Naomichi Asano	Executive Vice President
Mr. Takeshi Shimazu	Director
Mr. Kazuhiro Sato	Director
Mr. Koichi Matsuzawa	Director
Mr. Tomohiro Mune	Director
Mr. Kenjiro Hata[2]	Special Counselor, Meiji Yasuda Life Insurance Company
Mr. Satoru Kishi[2]	Senior Adviser, Bank of Tokyo-Mitsubishi UFJ
Mr. Akira Genma[2]	Senior Adviser, Shiseido

1  Same address as director’s business address except where indicated.

2  Outside director of Kirin.

Kirin International Finance.  The name, business address, title, present principal occupation or employment of each of the directors of Kirin International Finance are set forth below.  Kirin International Finance has no officers.  If no business address is given, the director’s business address is Strawinskylaan 3105 7E ETAGE, 1077ZX Amsterdam. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Kirin International Finance.  Unless otherwise indicated below, all of the persons listed below are citizens of Japan.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
EQ Management Services B.V.	Strawinskylaan 3105 7E ETAGE, 1077ZX Amsterdam
Mr. Mamoru Yokomatsu	General Manager, Finance Department, Kirin Brewery Company, Limited

1  Same address as director’s business address except where indicated.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

a.

Each of them is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 1, 2006

SOCIETE PAUL RICARD

By: /S/ Danièle RICARD
Title: Chair of the management board

MRS. DANIELE RICARD, individually

By: /S/ Danièle RICARD

MR. FRANCOIS-XAVIER DIAZ, individually

By: /S/ François-Xavier DIAZ

KIRIN BREWERY COMPANY LIMITED

By: /S/ Hidefumi IWASA
Title: General Manager, Marketing Department

KIRIN INTERNATIONAL FINANCE BV

By: /S/ Mamoru Yokomatsu
Title: Director B

MR. RAPHAEL GONZALEZ-GALLARZA, individually

By: /S/ Raphael Gonzalez Gallarza